Exhibit 99.1

3Q23 Earnings Release

November 10, 2023

investors.stone.co

StoneCo Reports Third Quarter 2023 Results

Strong quarter with Adjusted EBT reaching R$545 million, up 228% year over year,

on accelerating MSMB TPV growth of 19.9%, resulting in Adjusted Net income of R$435 million, up 302% year over year

George Town, Grand Cayman, November 10, 2023 – StoneCo Ltd. (Nasdaq: STNE, B3: STOC31) (“Stone” or the “Company”) today reports its financial results for its third quarter ended September 30, 2023.

Operating and Financial Highlights for 3Q23

Note about our non-IFRS Adjusted P&L metrics: as anticipated in our 4Q22 Earnings announcement, from 1Q23 onwards we no longer adjust the expenses related to share-based compensation, which may affect the comparability of our current Adjusted results to our Adjusted numbers prior to 1Q23. To allow for better understanding of our business performance trends, the tables in this Earnings Release will make reference to our Adjusted P&L metrics including share-based compensation expenses (i.e. not adjusting those expenses out), both in 1Q23 and in prior periods for comparability purposes.

MAIN CONSOLIDATED FINANCIAL METRICS

Table 1: Main Consolidated Financial Metrics

Main Consolidated Financial Metrics (R$mn)	3Q23	2Q23	3Q22	Δ y/y %	Δ q/q %	9M23	9M22	y/y %
Total Revenue and Income	3,139.9	2,954.8	2,508.4	25.2%	6.3%	8,806.3	6,882.8	27.9%
Adjusted EBITDA	1,590.4	1,498.8	1,109.3	43.4%	6.1%	4,340.5	2,939.4	47.7%
Adjusted EBITDA margin (%)	50.7%	50.7%	44.2%	6.4 p.p.	(0.1 p.p.)	49.3%	42.7%	6.6 p.p.
Adjusted EBT	544.8	447.0	166.3	227.5%	21.9%	1,315.8	311.0	323.1%
Adjusted EBT margin (%)	17.3%	15.1%	6.6%	10.7 p.p.	2.2 p.p.	14.9%	4.5%	10.4 p.p.
Adjusted Net Income	435.1	322.0	108.3	301.6%	35.1%	993.7	206.7	380.7%
Adjusted Net income margin (%)	13.9%	10.9%	4.3%	9.5 p.p.	3.0 p.p.	11.3%	3.0%	8.3 p.p.
Adjusted Net Cash	4,857.5	4,327.2	3,104.2	56.5%	12.3%	4,857.5	3,104.2	56.5%

•	Total Revenue and Income reached R$3,139.9 million, growing 25.2% year over year. This was primarily driven by a 29.0% increase in financial services platform revenues, as a result of an increase in the active client base and continued improvements in our commercial policy.

•	Adjusted EBITDA in 3Q23 was R$1,590.4 million, up 43.4% year over year and 6.1% quarter over quarter. Adjusted EBITDA Margin stayed flat sequentially at 50.7% mainly due to an increase in cost of services and selling expenses excluding D&A, partially offsetting the increase in total revenue and income, excluding other financial income.

•	Adjusted EBT in 3Q23 was R$544.8 million, up 227.5% year over year and 21.9% quarter over quarter, with adjusted EBT margin increasing 2.2 percentage points sequentially to 17.3%. This higher margin was primarily driven by consolidated revenue growth and lower administrative and financial expenses. These effects were partially offset by higher cost of services.

•	Adjusted Net Income in 3Q23 was R$435.1 million, 301.6% higher year over year, with adjusted net margin of 13.9%. This compares with R$322.0 million and a margin of 10.9% in 2Q23. The quarter over quarter margin improvement was driven by the same factors that impacted Adjusted EBT margin combined with a lower effective tax rate.

•	Adjusted Net Cash position was R$4,857.5 million in 3Q23, increasing 56.5% year over year or 12.3% quarter over quarter. The sequential increase of R$530.3 million was driven by (i) R$726.7 million of cash net income (net income plus non-cash income and expenses as reported in our statement of cash flows), (ii) plus a R$20.1 million inflow from prepaid expenses. These effects were partially offset by (iii) R$176.4 million of capex and (iv) R$32.7 million of trade accounts payables and other liabilities. Other effects contributed negatively with R$7.4 million.

SEGMENT REPORTING

Below, we provide our main financial metrics broken down into our two reportable segments and non-allocated activities.

Table 2: Financial metrics by segment

Segment Reporting (R$mn Adjusted)	3Q23	2Q23	3Q22	Δ y/y %	Δ q/q %	9M23	9M22	y/y%
Total Revenue and Income	3,139.9	2,954.8	2,508.4	25.2%	6.3%	8,806.3	6,882.8	27.9%
Financial Services	2,737.7	2,551.2	2,121.5	29.0%	7.3%	7,624.8	5,775.3	32.0%
Software	387.9	382.9	366.2	5.9%	1.3%	1,129.0	1,043.5	8.2%
Non-Allocated	14.3	20.7	20.8	(31.4%)	(31.0%)	52.5	64.0	(18.0%)
Adjusted EBITDA	1,590.4	1,498.8	1,109.3	43.4%	6.1%	4,340.5	2,939.4	47.7%
Financial Services	1,506.1	1,427.5	1,056.0	42.6%	5.5%	4,142.6	2,804.1	47.7%
Software	79.4	66.5	53.0	49.9%	19.5%	185.8	146.4	26.9%
Non-Allocated	4.9	4.9	0.3	n.m	0.1%	12.2	(11.1)	n.m
Adjusted EBT	544.8	447.0	166.3	227.5%	21.9%	1,315.8	311.0	323.1%
Financial Services	485.5	398.2	135.0	259.5%	21.9%	1,189.6	240.6	394.5%
Software	55.5	45.5	31.9	74.0%	22.0%	117.8	84.1	40.1%
Non-Allocated	3.8	3.4	(0.6)	n.m	14.0%	8.4	(13.6)	n.m

FINANCIAL SERVICES SEGMENT PERFORMANCE HIGHLIGHTS

Table 3: Financial Services Main Operating and Financial Metrics

Main Financial Services Metrics	3Q23	2Q23	3Q22	Δ y/y %	Δ q/q %
Financial Metrics (R$mn)
Total Revenue and Income	2,737.7	2,551.2	2,121.5	29.0%	7.3%
Adjusted EBITDA	1,506.1	1,427.5	1,056.0	42.6%	5.5%
Adjusted EBT	485.5	398.2	135.0	259.5%	21.9%
Adjusted EBT margin (%)	17.7%	15.6%	6.4%	11.4 p.p.	2.1 p.p.

TPV (R$bn)	103.9	97.4	93.3	11.3%	6.7%
MSMB	89.6	83.3	74.7	19.9%	7.5%
Key Accounts	14.4	14.1	18.6	(22.8%)	2.1%

MSMB Pix QR code[1]	5.5	4.3	2.0	169.7%	27.4%

Monthly Average TPV MSMB ('000)	9.0	9.2	11.2	(19.2%)	(1.4%)

Active Payments Client Base ('000)[2]	3,330.9	3,014.7	2,372.1	40.4%	10.5%
MSMB[2]	3,279.1	2,962.0	2,314.4	41.7%	10.7%
Key Accounts	59.3	62.6	64.3	(7.8%)	(5.2%)

Net Adds ('000)[2]	316.2	196.6	249.8	26.6%	60.8%
MSMB[2]	317.2	203.9	248.0	27.9%	55.5%
Key Accounts	(3.3)	(5.0)	3.1	n.m	(34.6%)

Take Rate
MSMB	2.49%	2.48%	2.21%	0.28 p.p.	0.01 p.p.
Key Accounts	1.13%	1.14%	0.95%	0.18 p.p.	(0.02 p.p.)

Banking
MSMB Active Banking Client Base ('000)	1,931.6	1,672.0	561.2	244.2%	15.5%
Client Deposits (R$mn)	4,450.8	3,918.6	2,944.7	51.1%	13.6%
MSMB Banking ARPAC[3]	25.5	25.3	43.6	(41.6%)	0.6%

Credit
Credit Clients[4]	3,747.0	672.0	n.a.	n.a.	457.6%
Portfolio (R$mn)[5]	113.5	18.7	n.a.	n.a.	506.5%

•	Financial Services segment Revenue reached R$2,737.7 million in 3Q23, 29.0% higher year over year. Segment growth was driven by the strong performance in our MSMB client segment, attributed mainly to (i) consistently strong TPV growth, increasing 19.9% year over year and more than twice the industry rate, and (ii) a higher take rate of 2.49% in the quarter, up 28 basis points year over year.

•	Financial Services segment Adjusted EBT was R$485.5 million in 3Q23, up 259.5% year over year and 21.9% quarter over quarter. Adjusted EBT margin reached 17.7%, an improvement of 2.1 percentage points from 15.6% in 2Q23. This sequential increase was driven by strong revenue growth in the segment, combined with lower administrative and financial

1 Considers transactions from dynamic POS QR Code and static QR Code from Stone and Ton merchants. Both types of PIX can be monetized.

2 From 3Q22 onwards, does not include clients that use only TapTon.

3 ARPAC means average revenue per active client and considers our banking and insurance revenues divided by our active banking client base.

4 Credit clients consider merchants who have a loan contract with Stone until September 30th, 2023.

5 The credit portfolio of R$23.5 million disclosed in 2Q23 earnings release’ refers to July 31st. 2023.

expenses. These effects were partially offset by an increase in cost of services.

o	Consolidated TPV grew 11.3% year over year to R$103.9 billion in 3Q23, as a result of 19.9% growth in the MSMB segment and partially offset by a decrease of 22.8% in Key Accounts’ TPV.

o	Total Payments Active Client base reached 3.3 million[6] representing a total quarterly net addition of 316,200 active clients.

a.	MSMB (Micro and SMB clients)

o	MSMB Active Payment Clients reached 3,279,100[7], representing a 41.7% year over year growth and a net addition of 317,200 in the quarter. Our investments in marketing performance supported the increase in gross adds while we continue to experience better levels of churn. We continued to see positive trends in all tiers of clients.

o	MSMB TPV was R$89.6 billion, up 19.9% year over year mainly driven by the growth in our MSMB active payment client base. The MSMB TPV increased more than twice above the industry rate.

o	MSMB TPV from PIX QR Code was R$5.5 billion in the quarter and includes transactions from dynamic POS QR Code and static QR Code from Stone and Ton merchants. Both types of PIX can be monetized. Including this volume in the MSMB TPV, the total year over year growth would have been 23.9%. The PIX QR Code MSMB TPV is not included in the take rate calculation.

o	MSMB Average Monthly TPV per client decreased 19.2% year over year. This decrease is in line with the previous quarters and is a result of the growth of our Ton solution, mainly used by micro-merchants, which have lower average TPV compared to our SMB merchants, which predominantly use our Stone and Pagar.me solutions.

o	MSMB Take Rate was up 1bp sequentially to 2.49%, mainly explained by (i) changes in the client mix towards smaller clients; (ii) marginal improvements in our pricing policy; and (iii) increased penetration of new products, especially banking. These effects were partially offset by (iv) a change in TPV mix, with slightly more debit volumes. Year over year, MSMB take rate increased 28 bps mainly explained by items (i), (ii) and (iii) aforementioned for the quarter over quarter comparison.

o	Banking solutions[8]

o	Banking client base increased 244.2% year over year and 15.5% quarter over quarter, with more than 1.9 million active clients. This result was driven by (i) a larger number of Ton clients with “Super Conta Ton”, our full banking solution and (ii) the continued activation of new banking accounts within our Stone payments client base.

o	Total deposits were R$4,450.8 million in the quarter, increasing 51.1% year over year and 13.6% quarter over quarter. This year over year growth is explained by (i) a larger number of Ton clients with our full banking solution as well as new Stone

6 From 3Q22 onwards, does not include clients that use only TapTon.

7 From 3Q22 onwards, does not include clients that use only TapTon.

8 Except for Total Accounts Balance, banking metrics do not include clients of Pagar.me and those Ton clients who do not have the full banking solution "Super Conta Ton”.

clients, both engaging with new features launched during the period; and (ii) a 19.9% increase in MSMB TPV, which increases the amount of deposits in banking account. In the quarter, total deposits represented 5.0% of MSMB TPV versus 3.9% in 3Q22.

o	Banking ARPAC (average revenue per active client) decreased 41.6% year over year and remained flat quarter over quarter to reach R$25.5 per client per month. Our ARPAC evolution was positively impacted by (i) sequential growth in client deposits; and (ii) revenues from the processing of PIX QR Code transactions. These trends were offset by (iii) the effect of client mix, as we are growing our banking solution within Ton clients, which are mostly micro-merchants; and (iv) lower yield over deposits following the sequential decline in the overnight rate.

o	Credit Solutions:

o	New Credit Offering - As of September 30, 2023, we disbursed a total of R$121.9 million of the new credit product to 3,747 clients, with a credit portfolio of R$113.5 million at month-end. Specifically, in 3Q23, we disbursed R$101.7 million to 3,075 clients.

o	Main highlights - Developments of the credit offering are in line with our roadmap, and delinquency of disbursed vintages are in line or better than our expectations, with NPL 15-90 days of 0.40% and NPL over 90 days of 0.03%. We are gradually accelerating disbursement amounts, by extending the credit offering to a larger number of clients, without changing our risk standard, while closely monitoring market conditions.

b.	Key Accounts Clients

o	Key Accounts TPV was R$14.4 billion, 22.8% lower year over year, in line with our expectations as we continue to deprioritize and offboard low margin clients. Quarter over quarter Key Accounts TPV was slightly higher.

o	Key Accounts take rate was 1.13% in 3Q23, slightly decreasing on a quarter over quarter basis and 18 basis points higher than in 3Q22. The year over year variation is attributed to higher prices and a positive mix shift due to the roll-off of lower margin clients. These positive effects were partially offset by lower prepayment volumes in key account clients.

SOFTWARE PERFORMANCE HIGHLIGHTS

Table 4: Software Main Operating and Financial Metrics

Main Software Metrics (R$mn)	3Q23	2Q23	3Q22	Δ y/y %	Δ q/q %	9M23	9M22	y/y %
Financial Metrics
Total Revenue and Income	387.9	382.9	366.2	5.9%	1.3%	1,129.0	1,043.5	8.2%
Adjusted EBITDA	79.4	66.5	53.0	49.9%	19.5%	185.8	146.4	26.9%
Adjusted EBITDA Margin	20.5%	17.4%	14.5%	6.0 p.p.	3.1 p.p.	16.5%	14.0%	2.4 p.p.
Adjusted EBT	55.5	45.5	31.9	74.0%	22.0%	117.8	84.1	40.1%
Adjusted EBT Margin	14.3%	11.9%	8.7%	5.6 p.p.	2.4 p.p.	10.4%	8.1%	2.4 p.p.

o	Software segment Revenue and Income grew 5.9% year over year in 3Q23 to R$387.9 million. This growth was driven by the continued organic active store expansion in our Core POS and ERP business, especially in the SMB segment. The main reasons for the deceleration in revenue growth in software compared with previous quarters were: (i) weaker performance of transactional revenues within our digital business, and (ii) lower average inflation (e.g. average IGPM of -7.0% in 3Q23, compared with -4.5% in 2Q23 and 9.0% in 3Q22), which affects annual price adjustments in software.

o	Software Segment Adjusted EBITDA reached R$79.4 million in 3Q23, up 49.9% year over year, with a margin of 20.5%. This compares with R$53.0 million and a margin of 14.5% in 3Q22, and R$66.5 million and 17.4% margin for 2Q23. The 3.1 percentage points margin growth over 2Q23 can be attributed to higher revenue in the period and lower administrative expenses, especially as a result of more normalized levels of personnel expenses after a reduction in headcount executed during 2Q23, aligned with our integration efforts within StoneCo.

o	Software Segment Adjusted EBT was R$55.5 million in 3Q23, up 74.0% year over year. Compared with 2Q23, Adjusted EBT increased 22.0%, with Adjusted EBT Margin increasing from 11.9% to 14.3%. The increase in Adjusted EBT quarter over quarter is a result of the combination of higher revenues and lower administrative expenses as explained above for Adjusted EBITDA.

o	Our Core[9] Software business revenue increased 9.0% year over year, mainly driven by an increase in the average ticket and number of active stores, especially in SMB clients.

o	Our Digital[10] business revenue decreased 17.5% year over year mainly due to lower transactional revenues.

9 Comprises (i) our POS/ERP solutions across different retail and service verticals, which includes Linx and the portfolio of POS/ERP solutions in which we invested over time; (ii) our TEF and QR Code gateways; (iii) our reconciliation solution, and (iv) CRM.

10 Comprises (i) our omnichannel platform (OMS); (ii) our e-commerce platform (Linx Commerce), (iii) engagement tools (Linx Impulse and MLabs); (iv) our ads solution and (v) marketplace hub.

SUBSEQUENT EVENTS

Share repurchase

On September 21st, the Board approved a repurchase program in the amount of R$ 300 million in outstanding Class A common shares, considering the current level of our share price and the value we believe for the business. We inform that we had already concluded the repurchase of the whole program in November.

For more details please refer to the 6-K published on October 3rd, 2023.

Reorganization of management structure

On October 9th, the Company issued a press release announcing organizational changes in the management structure to better align the Company around specific go-to-market strategies per client segment and to accelerate the integration of its segments.

For more details please refer to the 6-K published on October 10th, 2023.

Impact and Sustainability

On October 10th, 2023, the Company has published its first Sustainability report. As we take on greater responsibility towards society, we decided to refine our sustainability focus, investing in the enhancement and adoption of ESG principles and practices.

Click here to access the report.

Income Statement

Table 5: Statement of Profit or Loss (IFRS, as Reported)

Statement of Profit or Loss (R$mn)	3Q23	% Rev.	3Q22	% Rev.	Δ %	9M23	% Rev.	9M22	% Rev.	Δ %
Net revenue from transaction activities and other services	868.5	27.7%	677.8	27.0%	28.1%	2,441.7	27.7%	1,839.6	26.7%	32.7%
Net revenue from subscription services and equipment rental	463.4	14.8%	426.4	17.0%	8.7%	1,365.9	15.5%	1,296.3	18.8%	5.4%
Financial income	1,620.9	51.6%	1,251.6	49.9%	29.5%	4,458.6	50.6%	3,306.4	48.0%	34.8%
Other financial income	187.0	6.0%	152.7	6.1%	22.5%	540.2	6.1%	440.5	6.4%	22.6%
Total revenue and income	3,139.9	100.0%	2,508.4	100.0%	25.2%	8,806.3	100.0%	6,882.8	100.0%	27.9%
Cost of services	(773.5)	(24.6%)	(671.3)	(26.8%)	15.2%	(2,180.1)	(24.8%)	(1,971.8)	(28.6%)	10.6%
Administrative expenses	(278.3)	(8.9%)	(283.9)	(11.3%)	(2.0%)	(880.3)	(10.0%)	(794.2)	(11.5%)	10.8%
Selling expenses	(442.4)	(14.1%)	(385.4)	(15.4%)	14.8%	(1,244.3)	(14.1%)	(1,105.1)	(16.1%)	12.6%
Financial expenses, net	(1,058.9)	(33.7%)	(940.3)	(37.5%)	12.6%	(3,056.4)	(34.7%)	(2,603.2)	(37.8%)	17.4%
Mark-to-market on equity securities designated at FVPL	0.0	0.0%	111.5	4.4%	(100.0%)	30.6	0.3%	(738.6)	(10.7%)	n.m
Other income (expenses), net	(82.6)	(2.6%)	(91.3)	(3.6%)	(9.5%)	(240.9)	(2.7%)	(193.5)	(2.8%)	24.5%
Loss on investment in associates	(0.6)	(0.0%)	(1.2)	(0.0%)	(52.1%)	(2.4)	(0.0%)	(3.2)	(0.0%)	(24.7%)
Profit before income taxes	503.5	16.0%	246.5	9.8%	104.3%	1,232.6	14.0%	(526.7)	(7.7%)	n.m
Income tax and social contribution	(92.2)	(2.9%)	(49.4)	(2.0%)	86.5%	(288.4)	(3.3%)	(78.5)	(1.1%)	267.4%
Net income for the period	411.3	13.1%	197.1	7.9%	108.7%	944.2	10.7%	(605.2)	(8.8%)	n.m

Table 6: Statement of Profit or Loss (Adjusted11)

From 1Q23 onwards, we stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for share-based compensation expenses, according to our current adjustment criteria.

Adjusted Statement of Profit or Loss (R$mn)	3Q23	% Rev.	3Q22	% Rev.	Δ %	9M23	% Rev.	9M22	% Rev.	Δ %
Net revenue from transaction activities and other services	868.5	27.7%	677.8	27.0%	28.1%	2,441.7	27.7%	1,839.6	26.7%	32.7%
Net revenue from subscription services and equipment rental	463.4	14.8%	426.4	17.0%	8.7%	1,365.9	15.5%	1,296.3	18.8%	5.4%
Financial income	1,620.9	51.6%	1,251.6	49.9%	29.5%	4,458.6	50.6%	3,306.4	48.0%	34.8%
Other financial income	187.0	6.0%	152.7	6.1%	22.5%	540.2	6.1%	440.5	6.4%	22.6%
Total revenue and income	3,139.9	100.0%	2,508.4	100.0%	25.2%	8,806.3	100.0%	6,882.8	100.0%	27.9%
Cost of services	(773.5)	(24.6%)	(671.3)	(26.8%)	15.2%	(2,180.1)	(24.8%)	(1,971.8)	(28.6%)	10.6%
Administrative expenses	(243.5)	(7.8%)	(251.8)	(10.0%)	(3.3%)	(775.1)	(8.8%)	(698.2)	(10.1%)	11.0%
Selling expenses	(442.4)	(14.1%)	(385.4)	(15.4%)	14.8%	(1,244.2)	(14.1%)	(1,105.1)	(16.1%)	12.6%
Financial expenses, net	(1,044.5)	(33.3%)	(932.2)	(37.2%)	12.0%	(3,013.1)	(34.2%)	(2,579.9)	(37.5%)	16.8%
Other income (expenses), net	(90.6)	(2.9%)	(100.2)	(4.0%)	(9.6%)	(275.6)	(3.1%)	(213.6)	(3.1%)	29.0%
Loss on investment in associates	(0.6)	(0.0%)	(1.2)	(0.0%)	(52.1%)	(2.4)	(0.0%)	(3.2)	(0.0%)	(24.7%)
Adj. Profit before income taxes	544.8	17.3%	166.3	6.6%	227.5%	1,315.8	14.9%	311.0	4.5%	323.1%
Income tax and social contribution	(109.7)	(3.5%)	(58.0)	(2.3%)	89.1%	(322.1)	(3.7%)	(104.3)	(1.5%)	208.9%
Adjusted Net Income	435.1	13.9%	108.3	4.3%	301.6%	993.7	11.3%	206.7	3.0%	380.7%

11 Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

Total Revenue and Income

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$868.5 million in 3Q23, a 28.1% year-over-year growth. This increase was mostly due to (i) 11.3% year over year consolidated TPV growth; (ii) higher net MDRs, as a result of our commercial policy adjustment efforts; (iii) revenue streams from other solutions, mainly PIX; and (iv) higher revenue from membership fees12, which contributed with R$81.0 million to our transaction activities and other services revenue in the quarter, compared with R$63.3 million in 3Q22. Revenues from TAG, our registry business, contributed R$31.3 million to our transaction activities and other services revenue in the quarter, compared with R$46.8 million in 3Q22.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$463.4 million in 3Q23, 8.7% higher than 3Q22 primarily due to higher software revenues from our Core POS and ERP solutions.

Financial Income

Financial Income in 3Q23 was R$1,620.9 million, an increase of 29.5% year over year, mostly due to (i) higher prepaid volumes, (ii) adjustments in our commercial policy amid changes in Brazilian interest rate curve; and (iii) floating revenue from our banking solution.

Other Financial Income

Other Financial Income was R$187.0 million in 3Q23 compared with R$152.7 million in 3Q22 mainly due to a higher average cash balance in the period. On a quarter over quarter basis, Other Financial Income decreased 4.0% explained mostly by (i) the lower base rate in Brazil in the period and (ii) a lower average cash balance, as we used more own cash to fund our prepayment operations.

12Membership fees refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone.

Costs and Expenses

Cost of Services

Cost of Services were R$773.5 million in 3Q23, a 15.2% increase year over year. This increase was primarily attributed to (i) provisions for losses; (ii) D&A costs as we continue to expand our client base; and (iii) investments in technology and logistics. As a percentage of revenues, Cost of Services reduced from 26.8% in 3Q22 to 24.6 % in 3Q23.

Compared with 2Q23, Cost of Services increased by 12.9%, primarily due to items (i), and (iii) from the explanation aforementioned for the year over year comparison. As a percentage of revenues, Cost of Services increased sequentially from 23.2% to 24.6%.

Administrative Expenses

Administrative Expenses were R$278.3 million, a 2.0% decrease year over year. This decrease was primarily attributed to lower expenses in our Software segment, as a result of (i) more normalized levels of personnel expenses following a reduction in headcount in 2Q23, aligned with our integration efforts within StoneCo and (ii) changes in the allocation between costs and expenses lines from the Software segment. Partially offsetting these effects were higher provisions for variable compensation. As a percentage of Total Revenue and Income, Administrative Expenses fell from 11.3% in 3Q22 to 8.9% in 3Q23.

Administrative Expenses in 3Q23 were 8.4% lower than in 2Q23, primarily due to item (i) mentioned above for the year over year comparison, combined with (ii) a higher than usual provision for variable compensation in 2Q23, as detailed in our 2Q23 Earnings Release. As a percentage of total revenues, Administrative Expenses decreased from 10.3% in 2Q23 to 8.9% in 3Q23.

Administrative Expenses in 3Q23 include R$34.8 million of expenses that are adjusted in our Adjusted Income Statement, related to amortization of fair value adjustments on acquisitions, mostly related to the Linx and other software companies’ acquisitions (see table 13 in Appendix for the Adjustments by P&L line). Adjusting for those effects, Administrative Expenses were R$251.8 million in 3Q22, R$269.1 million in 2Q23 and R$243.5 million in 3Q23. As a percentage of Total Revenue and Income, Administrative Expenses were 10.0% in 3Q22, 9.1% in 2Q23 and 7.8% in 3Q23. Such year over year and quarter over quarter variations are explained by the same reasons mentioned above for the accounting numbers.

Selling Expenses

Selling Expenses were R$442.4 million in the quarter, up 14.8% year over year. This increase was primarily due to higher investments in our distribution channels, including increased expenses for partner commissions. As a percentage of revenues, Selling Expenses decreased from 15.4% in 3Q22 to 14.1% in 3Q23.

Compared with 2Q23, Selling Expenses increased by 7.4%, primarily due to the explanation aforementioned for the year-over-year comparison, combined with increased investments in performance marketing. As a percentage of revenues, Selling Expenses saw a slight sequential increase from 13.9% in 2Q23 to 14.1% in 3Q23.

Financial Expenses, Net

Financial Expenses, Net were R$1,058.9 million in 3Q23, a 12.6% increase compared with 3Q22, attributed to higher prepaid volumes.

Compared with the previous quarter, Financial Expenses, Net were 1.4% lower. This sequential decline was driven by (i) the reduction from 13.65% to 13.27% in average CDI in the period, and (ii) our decision to reinvest our cash generation towards the funding of our operation, slightly offset by quarterly TPV growth.

Financial Expenses include R$14.4 million of expenses that are adjusted in our Adjusted Income Statement related to effects from (i) earn out interests on business combinations and (ii) financial expenses from fair value adjustments on acquisitions (see table 13 in Appendix for the Adjustments by P&L line).

Adjusting for those effects, Financial Expenses, net were R$932.2 million in 3Q22, R$1,059.7 million in 2Q23 and R$1,044.5 million in 3Q23 or 37.2%, 35.9% and 33.3% as a percentage of Total Revenue and Income, respectively. Such year over year and quarter over quarter variations are explained by the same reasons mentioned above for the accounting numbers.

Mark-to-market on equity securities designated at FVPL

In 1Q23, we divested our stake in Banco Inter. As a result, from 2Q23 onwards, our profit & loss statement no longer includes mark-to-market gains or losses associated with this investment. This compares with a R$111.5 million gains in 3Q22.

Mark-to-market on equity securities designated at FVPL is fully adjusted in our Adjusted Income Statement (see table 13 in Appendix for the Adjustments by P&L line).

Other Income (Expenses), Net

Other Expenses, Net were R$82.6 million in 3Q23, representing a decrease of R$8.7 million year over year. This decline was primarily due to (i) benefits from the divestment of assets and (ii) lower POS write off. These effects were partially offset by (iii) higher expenses with fair value adjustments related to call options in acquired entities.

Compared with 2Q23, Other Expenses, net were 45.6% higher. This increase can mostly be attributed to normalized levels of share-based compensation (SBC) expenses, as in 2Q23 we incurred in a positive effect of R$19.6 million mainly as a result of lower SBC tax provisions.

Other Expenses, net include R$8.0 million gains that are excluded in our Adjusted Income Statement, including call options related to acquisitions, earn-out interests, loss of control of subsidiary, reversal of litigation of Linx and divestment of assets (see table 13 in Appendix for the Adjustments by P&L line). Until 4Q22, we used to also adjust our numbers for share-based compensation expenses related to the one-time IPO grant and non-recurring long term incentive plans, which we stopped doing from 1Q23 onwards. For comparability purposes, based on adjustments criteria adopted from 1Q23 onwards, in which we do not adjust our results for share-based compensation expenses, and adjusting for the factors above, Other Expenses, net, were R$100.2 million in 3Q22, R$81.0 million in 2Q23 and R$90.6 million in 3Q23 or 4.0%, 2.7% and 2.9% as a percentage of Total Revenue and Income, respectively. The year over year variation is mostly explained by item (ii) from the accounting explanation above combined with lower provisions related to social contribution taxes from share-based compensation due to a negative variation in our share price.

Income Tax and Social Contribution

During 3Q23, the Company recognized income tax and social contribution expenses of R$92.2 million over a profit before income taxes of R$503.5 million, implying an effective tax rate of 18.3%. The difference to the statutory rate is mainly explained by (i) gains from subsidiaries abroad subject to different statutory tax rates, as well as (ii) the constitution of R$23.5 million on deferred tax assets related to subsidiaries with unrecognized retained losses.

The Income Tax and Social Contribution in our Adjusted Income Statement includes an additional R$17.4 million relating to taxes from the adjusted items (see table 13 in Appendix for the Adjustments by P&L line). Adjusting for those effects our Income Tax and Social Contribution was R$109.7 million with an effective tax rate in 2Q23 of 20.1%, lower than the statutory rate mostly as a result of the aforementioned for the accounting explanation.

EBITDA

Adjusted EBITDA was R$1,590.4 million in the quarter, compared with R$1,109.3 million in 3Q22. This increase is primarily explained by higher Total Revenue and Income, excluding Other Financial Income, driven mainly by the growth of our operations and adjustments in our commercial policy throughout 2022. Adjusted EBITDA Margin was 50.7% in the quarter, compared with 44.2% in 3Q22 and 50.7% in 2Q23. The flattish Adjusted EBITDA margin in the quarter compared to 3Q23 is mainly explained by an increase in cost of services and selling expenses excluding D&A, which partially offset the sequential growth of Total Revenue and Income, excluding Other Financial Income in the period.

Table 7: Adjusted EBITDA Reconciliation

EBITDA Bridge (R$mn)	3Q23	% Rev.	3Q22	% Rev.	Δ %	9M23	% Rev.	9M22	% Rev.	Δ %
Profit (Loss) before income taxes	503.5	16.0%	246.5	9.8%	104.3%	1,232.6	14.0%	(526.7)	(7.7%)	n.m
(+) Financial expenses, net	1,058.9	33.7%	940.3	37.5%	12.6%	3,056.4	34.7%	2,603.2	37.8%	17.4%
(-) Other financial income	(187.0)	(6.0%)	(152.7)	(6.1%)	22.5%	(540.2)	(6.1%)	(440.5)	(6.4%)	22.6%
(+) Depreciation and amortization	223.0	7.1%	203.8	8.1%	9.4%	657.1	7.5%	585.6	8.5%	12.2%
EBITDA	1,598.3	50.9%	1,237.9	49.4%	29.1%	4,405.9	50.0%	2,221.5	32.3%	98.3%
(+) Mark-to-market related to the investment in Banco Inter	0.0	0.0%	(111.5)	(4.4%)	(100.0%)	(30.6)	(0.3%)	738.6	10.7%	n.m
(+) Other Expenses (a)	(8.0)	(0.3%)	(17.2)	(0.7%)	(53.6%)	(34.8)	(0.4%)	(20.8)	(0.3%)	67.5%
Adjusted EBITDA	1,590.4	50.7%	1,109.3	44.2%	43.4%	4,340.5	49.3%	2,939.4	42.7%	47.7%

(a)	Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, loss of control of subsidiaries, reversal of litigation at Linx and divestment of assets.

EBITDA was R$1,598.3 million in the quarter, higher than R$1,237.9 million in the prior year period, mostly as a result of the increase in Total Revenue and income, excluding other financial income. These effects were partially offset by higher cost of services and selling expenses, excluding D&A.

Net Income (Loss) and EPS

Adjusted Net Income was R$435.1 million in 3Q23 with a margin of 13.9%, compared with R$108.3 million of Adjusted Net Income reported in 3Q22 and a margin of 4.3% on a comparable basis (not adjusting for share based compensation expenses). This increase in Adjusted Net Income can primarily be attributed to (i) a 32.9% year over year growth in total revenue and income net of financial expenses, in conjunction with (ii) operating leverage in cost of services (up +15.2% year over year) and selling expenses (up +14.8% year over year) and lower (iii) administrative expenses (down 3.3% year over year), and (iv) other operating expenses (down 9.6% year over year).

Adjusted Net Income was up 35.1% quarter over quarter, with Adjusted Net Margin improving 3.0 percentage points sequentially from 10.9% in 2Q23 to 13.9% in 3Q23, mainly as a result of higher total revenue and income, as well as lower administrative and financial expenses.

Net Income in 3Q23 was R$411.3 million, compared with R$197.1 million in 3Q22, mostly as a result of the same factors explained above for the variation in Adjusted Net Income.

On a comparable basis (not adjusting for share based compensation expenses), Adjusted diluted EPS was R$1.32 per share in 3Q23, compared with R$0.35 per share in 3Q22, and R$0.98 per share in 2Q23, mostly explained by the higher Adjusted Net Income.

IFRS basic EPS was R$1.30 per share in 3Q23, compared with R$0.65 in the prior-year period. This difference was mainly due to the higher Net Income, driven by the growth of our operations and operating leverage across all costs and expenses line items compared with 3Q22.

Table 8: Adjusted Net Income Reconciliation

From 1Q23 onwards, we stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for share-based compensation expenses, according to our current adjustment criteria.

Net Income Bridge (R$mn)	3Q23	% Rev.	3Q22	% Rev.	Δ %	9M23	% Rev.	9M22	% Rev.	Δ %
Net income for the period	411.3	13.1%	197.1	7.9%	108.7%	944.2	10.7%	(605.2)	(8.8%)	n.m
Amortization of fair value adjustment(a)	38.8	1.2%	32.2	1.3%	20.5%	108.2	1.2%	103.6	1.5%	4.4%
Mark-to-market from the investment in Banco Inter(b)	0.0	0.0%	(111.5)	(4.4%)	(100.0%)	(30.6)	(0.3%)	738.6	10.7%	n.m
Other expenses(c)	2.4	0.1%	(0.9)	(0.0%)	n.m	5.6	0.1%	(4.5)	(0.1%)	n.m
Tax effect on adjustments	(17.5)	(0.6%)	(8.5)	(0.3%)	104.5%	(33.7)	(0.4%)	(25.8)	(0.4%)	30.8%
Adjusted net income (as reported)	435.1	13.9%	108.3	4.3%	301.6%	993.7	11.3%	206.7	3.0%	380.7%

IFRS basic EPS(d)	1.30	n.a.	0.65	n.a.	101.1%	3.00	n.a.	(1.92)	n.a.	n.m
Adjusted diluted EPS (as reported)(e)	1.32	n.a.	0.35	n.a.	277.2%	3.04	n.a.	0.94	n.a.	221.8%
Basic Number of shares	313.8	n.a.	312.4	n.a.	0.5%	313.2	n.a.	311.6	n.a.	0.5%
Diluted Number of shares	326.9	n.a.	323.9	n.a.	0.9%	326.1	n.a.	311.6	n.a.	4.6%

(a) Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(b) In 1Q23, we have sold our stake in Banco Inter.

(c) Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, loss of control of subsidiaries, reversal of litigation of Linx and divestment of assets.

(d) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 13 of our Consolidated Financial Statements, September 30, 2023.

(e) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Adjusted Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 9 below:

Table 9: Adjusted Net Cash

Adjusted Net Cash (R$mn)	3Q23	2Q23	4Q22
Cash and cash equivalents	3,693.1	2,202.7	1,512.6
Short-term investments	2,042.5	3,493.4	3,453.8
Accounts receivable from card issuers(a)	21,105.4	18,573.4	20,748.9
Financial assets from banking solution	4,576.7	4,099.3	3,960.9
Derivative financial instrument(b)	0.4	7.6	12.4
Adjusted Cash	31,418.0	28,376.5	29,688.5

Obligations with banking customers(c)	(4,450.8)	(3,918.6)	(4,023.7)
Accounts payable to clients	(17,252.3)	(15,555.8)	(16,614.5)
Loans and financing(d)	(4,191.3)	(3,916.5)	(4,375.7)
Obligations to FIDC quota holders	(324.0)	(318.0)	(975.2)
Derivative financial instrument(b)	(342.1)	(340.2)	(209.7)
Adjusted Debt	(26,560.5)	(24,049.2)	(26,198.9)

Adjusted Net Cash	4,857.5	4,327.2	3,489.6

(a)	Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.

(b)	Refers to economic hedge.

(c)	Includes deposits from banking customers and values transferred by our banking clients to third parties but not yet settled.

(d)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

As of September 30, 2023, the Company’s Adjusted Net Cash was R$4,857.5 million, R$530.3 million higher compared with 2Q23, mostly explained by:

i.	R$726.7 million of cash net income, which is our net income plus non-cash income and expenses as reported in our statement of cash flows;

ii.	R$20.1 million from prepaid expenses;

iii.	-R$176.4 million of capex;

iv.	-R$32.7 million from trade accounts payable and other liabilities;

v.	-R$7.4 million from other effects.

Cash Flow

Our cash flow in the quarter was explained by:

•	Net cash provided by operating activities was R$63.4 million in 3Q23, explained by R$726.7 million of Net Income after non-cash adjustments and R$663.3 million outflow from working capital variation. Working capital is composed of (i) R$881.0 million outflow of changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs; (ii) R$32.7 million outflow from trade accounts payable and other liabilities; (iii) R$190.4 million from recoverable taxes and taxes payable; (iv) R$74.2 million from labor and social security liabilities and (v) R$14.2 million outflow of other working capital changes.

•	Net cash provided by investing activities was R$1,316.4 million in 3Q23, explained by (i) R$176.4 million capex, of which R$55.3 million related to property and equipment and R$121.1 million related to purchases and development of intangible assets; (ii) R$1,494.0 million from acquisition of short-term investments and (iii) R$1.5 million outflow from acquisition of interest in associates and (v) R$0.3 million from proceeds from disposal of non-current assets.

•	Net cash provided by financing activities was R$111.0 million, explained by (i) R$113.0 million net proceeds from borrowings, mostly related to the issuance of new CCBs (“Cédula de Crédito Bancário”), which more than offset the amortization of FIDC AR III and maturing CCBs and (ii) R$2.0 million cash outflow from capital events related to non-controlling interests.

Other Information

Conference Call

Stone will discuss its 3Q23 financial results during a teleconference today, November 10, 2023, at 5:00 PM ET / 7:00 PM BRT. The conference call can be accessed at +1 646 931 3860 or +1 669 444 9171

(US), or +55 21 3958 7888 (Brazil), or +44 330 088 5830 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Consolidated Statement of Profit or Loss

Table 10: Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mn)	3Q23	3Q22	9M23	9M22
Net revenue from transaction activities and other services	868.5	677.8	2,441.7	1,839.6
Net revenue from subscription services and equipment rental	463.4	426.4	1,365.9	1,296.3
Financial income	1,620.9	1,251.6	4,458.6	3,306.4
Other financial income	187.0	152.7	540.2	440.5
Total revenue and income	3,139.9	2,508.4	8,806.3	6,882.8
Cost of services	(773.5)	(671.3)	(2,180.1)	(1,971.8)
Administrative expenses	(278.3)	(283.9)	(880.3)	(794.2)
Selling expenses	(442.4)	(385.4)	(1,244.3)	(1,105.1)
Financial expenses, net	(1,058.9)	(940.3)	(3,056.4)	(2,603.2)
Mark-to-market on equity securities designated at FVPL	0.0	111.5	30.6	(738.6)
Other income (expenses), net	(82.6)	(91.3)	(240.9)	(193.5)
Loss on investment in associates	(0.6)	(1.2)	(2.4)	(3.2)
Profit before income taxes	503.5	246.5	1,232.6	(526.7)
Income tax and social contribution	(92.2)	(49.4)	(288.4)	(78.5)
Net income for the period	411.3	197.1	944.2	(605.2)

Consolidated Balance Sheet Statement

Table 11: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	30-Sep-23	31-Dec-22
Assets
Current assets	32,423.0	30,659.2
Cash and cash equivalents	3,693.1	1,512.6
Short-term investments	2,042.5	3,453.8
Financial assets from banking solution	4,576.7	3,960.9
Accounts receivable from card issuers	21,029.5	20,694.5
Trade accounts receivable	559.2	484.7
Recoverable taxes	118.4	151.0
Prepaid expenses	119.9	129.3
Derivative financial instruments	11.7	36.4
Other assets	272.2	236.1

Non-current assets	11,410.4	11,586.2
Trade accounts receivable	38.9	37.3
Accounts receivable from card issuers	75.8	54.3
Receivables from related parties	4.8	10.1
Deferred tax assets	608.9	680.0
Prepaid expenses	44.1	101.4
Other assets	87.6	105.1
Long-term investments	47.1	214.8
Investment in associates	114.5	109.8
Property and equipment	1,655.9	1,641.2
Intangible assets	8,732.8	8,632.3

Total Assets	43,833.4	42,245.4

Liabilities and equity
Current liabilities	25,527.8	25,174.1
Deposits from banking customers	4,450.8	4,023.7
Accounts payable to clients	17,221.2	16,578.7
Trade accounts payable	450.2	596.0
Loans and financing	1,645.4	1,847.4
Obligations to FIDC quota holders	324.0	975.2
Labor and social security liabilities	552.6	468.6
Taxes payable	436.8	329.1
Derivative financial instruments	342.1	209.7
Other liabilities	104.7	145.6

Non-current liabilities	4,136.8	4,121.3
Accounts payable to clients	31.1	35.8
Loans and financing	2,729.0	2,728.5
Obligations to FIDC quota holders	0.0	0.0
Deferred tax liabilities	506.9	500.2
Provision for contingencies	230.3	210.4
Labor and social security liabilities	16.6	35.8
Other liabilities	622.9	610.6

Total liabilities	29,664.6	29,295.4

Equity attributable to owners of the parent	14,113.3	12,893.9
Issued capital	0.1	0.1
Capital reserve	13,930.6	13,818.8
Treasury shares	(15.2)	(69.1)
Other comprehensive income	(319.7)	(432.7)
Retained earnings	517.6	(423.2)

Non-controlling interests	55.5	56.1

Total equity	14,168.8	12,950.0

Total liabilities and equity	43,833.4	42,245.4

Consolidated Statement of Cash Flows

Table 12: Consolidated Statement of Cash Flows

Cash Flow (R$mn)	3Q23	3Q22	9M23	9M22
Net income (loss) for the period	411.3	197.1	944.2	(605.2)

Adjustments on Net Income:
Depreciation and amortization	223.0	203.8	657.1	585.6
Deferred income tax and social contribution	(43.0)	(44.4)	35.4	(167.7)
Loss on investment in associates	0.6	1.2	2.4	3.2
Interest, monetary and exchange variations, net	(31.3)	(138.5)	(207.2)	(359.9)
Provision for contingencies	21.4	6.8	26.5	8.4
Share-based payments expense	61.1	70.2	181.6	143.7
Allowance for expected credit losses	67.2	23.8	99.6	75.2
Loss on disposal of property, equipment and intangible assets	8.2	1.4	53.2	25.4
Effect of applying hyperinflation	1.3	1.0	2.4	2.5
Loss on sale of subsidiary	(1.2)	0.0	0.0	0.0
Fair value adjustment in financial instruments at FVPL	2.6	(16.3)	96.6	1,120.8
Fair value adjustment in derivatives	4.5	103.5	13.1	168.4
Others	1.2	0.0	1.2	0.0

Working capital adjustments:
Accounts receivable from card issuers	(1,713.7)	(632.2)	2,187.1	2,007.6
Receivables from related parties	0.4	9.0	12.0	15.3
Recoverable taxes	216.5	(58.4)	156.5	(95.6)
Prepaid expenses	20.1	32.8	66.7	146.8
Trade accounts receivable, banking solutions and other assets	55.4	160.5	44.8	625.5
Accounts payable to clients	153.3	(1,042.6)	(3,641.3)	(4,181.0)
Taxes payable	(26.1)	259.5	66.5	443.4
Labor and social security liabilities	74.2	73.4	66.6	169.8
Provision for contingencies	(10.9)	(2.2)	(27.8)	(5.1)
Trade Accounts Payable and Other Liabilities	(32.7)	223.3	(34.8)	239.5
Interest paid	(43.1)	(72.8)	(480.2)	(324.9)
Interest income received, net of costs	679.4	538.3	1,825.0	1,452.9
Income tax paid	(36.0)	(67.5)	(83.3)	(154.1)

Net cash provided by (used in) operating activity	63.4	(169.1)	2,064.3	1,340.6

Investing activities
Purchases of property and equipment	(55.3)	(47.0)	(591.8)	(352.6)
Purchases and development of intangible assets	(121.1)	(62.2)	(333.2)	(215.3)
Acquisition of subsidiary, net of cash acquired	0.0	(7.5)	0.0	(69.8)
Proceeds from (acquisition of) short-term investments, net	1,494.0	(152.1)	1,600.4	(557.0)
Acquisition of equity securities	0.0	0.0	0.0	(15.0)
Disposal of short and long-term investments - equity securities	0.0	2.9	218.1	183.5
Proceeds from the disposal of non-current assets	0.3	2.5	0.5	23.1
Acquisition of interest in associates	(1.5)	(13.3)	(34.0)	(34.9)

Net cash used in investing activities	1,316.4	(276.7)	860.0	(1,038.1)

Financing activities
Proceeds from borrowings	1,137.7	500.0	3,935.9	3,250.0
Payment of borrowings	(1,000.5)	(1,143.1)	(3,981.7)	(4,741.7)
Payment to FIDC quota holders	(317.5)	(312.5)	(962.5)	(937.5)
Proceeds from FIDC quota holders	323.6	0.0	323.6	0.0
Payment of leases	(30.4)	(34.7)	(71.2)	(80.2)
Repurchase of own shares	0.0	0.0	0.0	53.4
Acquisition of non-controlling interests	(0.2)	(0.3)	(1.4)	(1.0)
Dividends paid to non-controlling interests	(1.8)	(1.2)	(3.7)	(2.1)

Net cash provided by (used in) financing activities	111.0	(991.9)	(760.9)	(2,459.1)

Effect of foreign exchange on cash and cash equivalents	(0.5)	(6.0)	17.0	4.0

Change in cash and cash equivalents	1,490.4	(1,443.7)	2,180.5	(2,152.5)

Cash and cash equivalents at beginning of period	2,202.7	3,786.8	1,512.6	4,495.6
Cash and cash equivalents at end of period	3,693.1	2,343.2	3,693.1	2,343.2

Adjustments to Net Income by P&L Line

Table 13: Adjustments to Net Income by P&L Line

Adjustments to Net Income by P&L line (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
Cost of services	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Administrative expenses	9.3	9.7	166.0	(16.4)	23.5	40.4	32.1	30.6	35.6	34.8	34.8
Selling expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial expenses, net	4.2	4.2	2.4	11.4	6.1	9.1	8.0	8.1	14.8	14.2	14.4
Mark-to-market on equity securities designated at FVPL	0.0	(841.2)	1,341.2	764.2	323.0	527.1	(111.5)	114.5	(30.6)	0.0	0.0
Other operating income (expense), net	3.5	(4.5)	1.2	0.6	6.0	(17.3)	(8.9)	(17.1)	(2.6)	(24.2)	(8.0)
Gain (loss) on investment in associates	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Profit before income taxes	16.9	(831.7)	1,510.8	759.8	358.7	559.3	(80.2)	136.1	17.2	24.7	41.2
Income tax and social contribution	(1.9)	119.3	(163.9)	8.1	(3.1)	(14.2)	(8.5)	(11.1)	(6.3)	(10.0)	(17.5)
Net income for the period	15.0	(712.4)	1,346.9	767.9	355.6	545.1	(88.7)	125.0	10.9	14.8	23.7

Table 14: Adjusted EBT and Adjusted Net Income with and without share-based compensation adjustments

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond in our adjusted numbers. In addition, from 1Q23 onwards, we also stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for both the bond and share-based compensation expenses, according to our current adjustment criteria.

Profitability with and without share-based compensation adjustments (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
Consolidated
Reported
Adjusted EBT	247.6	(202.7)	81.3	(49.1)	82.5	106.7	210.7	316.5	324.0	447.0	544.8
Adjusted Net Income	187.4	(155.5)	85.3	(32.5)	51.7	76.5	162.5	234.8	236.6	322.0	435.1
Not Adjusting for Share-based Compensation
Adjusted EBT	226.9	(249.1)	83.0	(50.6)	68.8	75.8	166.3	275.6	324.0	447.0	544.8
Adjusted Net Income	173.3	(186.4)	86.7	(33.5)	42.6	55.8	108.3	203.8	236.6	322.0	435.1

Financial Services
Reported
Adjusted EBT	250.2	(202.6)	104.3	(31.0)	65.9	84.0	177.6	285.6	306.0	398.2	485.5
Adjusted Net Income	191.4	(153.2)	113.1	(13.0)	45.4	66.9	148.1	214.2	226.9	279.7	394.7
Not Adjusting for Share-based Compensation
Adjusted EBT	229.6	(248.7)	105.7	(32.6)	52.2	53.3	135.0	246.1	306.0	398.2	485.5
Adjusted Net Income	177.3	(183.9)	114.1	(14.0)	36.3	46.3	95.1	184.1	226.9	279.7	394.7

Software
Reported
Adjusted EBT	0.6	(0.7)	(11.6)	(15.2)	12.3	40.0	33.7	31.8	16.9	45.5	55.5
Adjusted Net Income	(0.7)	(3.0)	(14.8)	(15.6)	2.2	26.9	15.4	22.4	8.5	39.0	37.6
Not Adjusting for Share-based Compensation
Adjusted EBT	0.6	(1.0)	(11.4)	(15.2)	12.3	39.9	31.9	30.5	16.9	45.5	55.5
Adjusted Net Income	(0.7)	(3.2)	(14.6)	(15.6)	2.2	26.8	14.2	21.5	8.5	39.0	37.6

Non-Allocated
Reported
Adjusted EBT	(3.2)	0.6	(11.4)	(2.8)	4.3	(17.3)	(0.6)	(1.0)	1.2	3.4	3.8
Adjusted Net Income	(3.2)	0.7	(13.0)	(3.9)	4.2	(17.3)	(1.0)	(1.8)	1.2	3.4	2.8
Not Adjusting for Share-based Compensation
Adjusted EBT	(3.3)	0.6	(11.3)	(2.8)	4.3	(17.4)	(0.6)	(1.0)	1.2	3.4	3.8
Adjusted Net Income	(3.3)	0.7	(12.9)	(3.9)	4.1	(17.3)	(1.0)	(1.8)	1.2	3.4	2.8

Historical Adjusted Reporting

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond in our adjusted numbers. In addition, from 1Q23 onwards, we also stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for both the bond and share-based compensation expenses, according to our current adjustment criteria.

Table 15: Adjusted Historical Financial Services P&L

Segment Reporting - Financial Services (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
Total revenue and income	828.4	564.2	1,152.5	1,545.9	1,721.3	1,932.6	2,121.5	2,308.2	2,335.9	2,551.2	2,737.7
Cost of services	(224.9)	(279.6)	(358.7)	(465.1)	(499.0)	(468.6)	(495.9)	(524.0)	(555.3)	(520.0)	(603.0)
Administrative expenses	(89.8)	(91.4)	(112.9)	(145.6)	(131.1)	(145.5)	(160.2)	(204.0)	(170.9)	(180.4)	(171.2)
Selling expenses	(159.7)	(215.3)	(248.6)	(263.5)	(323.0)	(267.3)	(318.8)	(336.2)	(314.8)	(324.3)	(358.3)
Financial expenses, net	(88.8)	(158.9)	(304.4)	(657.8)	(693.0)	(931.0)	(917.2)	(884.9)	(895.0)	(1,047.8)	(1,030.2)
Other operating income (expense), net	(35.1)	(67.4)	(22.0)	(46.6)	(23.0)	(66.9)	(94.3)	(112.6)	(92.6)	(78.8)	(88.4)
Gain (loss) on investment in associates	(0.5)	(0.4)	(0.1)	0.0	0.0	0.0	0.0	(0.4)	(1.3)	(1.7)	(1.0)
Profit before income taxes	229.6	(248.7)	105.7	(32.6)	52.2	53.3	135.0	246.1	306.0	398.2	485.5
Income tax and social contribution	(52.3)	64.8	8.4	18.6	(16.0)	(7.0)	(39.9)	(61.9)	(79.1)	(118.5)	(90.7)
Net income for the period	177.3	(183.9)	114.1	(14.0)	36.3	46.3	95.1	184.1	226.9	279.7	394.7

Table 16: Adjusted Historical Software P&L

Segment Reporting - Software (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
Total revenue and income	30.9	42.8	301.1	311.4	326.6	350.7	366.2	376.3	358.2	382.9	387.9
Cost of services	(12.3)	(19.5)	(162.4)	(176.7)	(172.5)	(154.5)	(171.9)	(171.2)	(164.2)	(164.8)	(170.4)
Administrative expenses	(14.9)	(17.5)	(72.4)	(76.1)	(74.5)	(75.0)	(81.3)	(83.5)	(83.5)	(79.5)	(65.1)
Selling expenses	(1.2)	(6.0)	(55.5)	(51.8)	(56.6)	(63.5)	(61.2)	(63.8)	(69.0)	(79.4)	(80.9)
Financial expenses, net	(0.2)	(0.3)	(17.6)	(18.9)	(8.6)	(14.6)	(14.9)	(18.1)	(13.6)	(11.6)	(14.1)
Other operating income (expense), net	(1.8)	(0.4)	(4.7)	(3.1)	(1.8)	(3.0)	(4.8)	(8.7)	(11.0)	(2.6)	(2.2)
Gain (loss) on investment in associates	0.0	(0.1)	(0.0)	0.0	(0.4)	(0.3)	(0.2)	(0.4)	(0.1)	0.5	0.2
Profit before income taxes	0.6	(1.0)	(11.4)	(15.2)	12.3	39.9	31.9	30.5	16.9	45.5	55.5
Income tax and social contribution	(1.3)	(2.2)	(3.1)	(0.4)	(10.1)	(13.1)	(17.7)	(9.0)	(8.4)	(6.5)	(17.9)
Net income for the period	(0.7)	(3.2)	(14.6)	(15.6)	2.2	26.8	14.2	21.5	8.5	39.0	37.6

Table 17: Adjusted Historical Non-Allocated P&L

Segment Reporting - Non-Allocated (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
Total revenue and income	8.3	6.5	16.0	15.7	22.4	20.8	20.8	21.6	17.5	20.7	14.3
Cost of services	(2.5)	(3.3)	(4.6)	(4.3)	(2.9)	(3.0)	(3.5)	(2.7)	(1.8)	(0.5)	(0.0)
Administrative expenses	(3.7)	(3.3)	(8.5)	(8.9)	(9.2)	(11.2)	(10.3)	(9.0)	(8.1)	(9.2)	(7.2)
Selling expenses	(1.9)	(1.9)	(4.1)	(3.1)	(4.2)	(5.1)	(5.4)	(6.1)	(6.1)	(8.2)	(3.2)
Financial expenses, net	0.7	5.7	(6.4)	(0.1)	(0.5)	(0.1)	(0.1)	(0.4)	(0.2)	(0.2)	(0.2)
Other operating income (expense), net	(1.1)	(0.8)	(1.2)	(0.9)	(1.1)	(17.8)	(1.1)	(4.8)	(0.4)	0.5	0.0
Gain (loss) on investment in associates	(3.2)	(2.4)	(2.6)	(1.2)	(0.2)	(1.0)	(1.1)	0.5	0.4	0.4	0.2
Profit before income taxes	(3.3)	0.6	(11.3)	(2.8)	4.3	(17.4)	(0.6)	(1.0)	1.2	3.4	3.8
Income tax and social contribution	0.0	0.2	(1.6)	(1.1)	(0.2)	0.0	(0.4)	(0.8)	0.0	(0.0)	(1.1)
Net income for the period	(3.3)	0.7	(12.9)	(3.9)	4.1	(17.3)	(1.0)	(1.8)	1.2	3.4	2.8

Table 18: Adjusted Historical Consolidated P&L

Consolidated P&L (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
Total revenue and income	867.7	613.4	1,469.6	1,873.0	2,070.3	2,304.1	2,508.4	2,706.1	2,711.7	2,954.8	3,139.9
Cost of services	(239.7)	(302.4)	(525.6)	(646.1)	(674.4)	(626.2)	(671.3)	(698.0)	(721.3)	(685.3)	(773.5)
Administrative expenses	(108.3)	(112.2)	(193.8)	(230.5)	(214.8)	(231.6)	(251.8)	(296.5)	(262.5)	(269.1)	(243.5)
Selling expenses	(162.8)	(223.2)	(308.2)	(318.4)	(383.7)	(335.9)	(385.4)	(406.1)	(389.9)	(411.9)	(442.4)
Financial expenses, net	(88.3)	(153.4)	(328.3)	(676.8)	(702.1)	(945.6)	(932.2)	(903.4)	(908.9)	(1,059.7)	(1,044.5)
Other operating income (expense), net	(38.0)	(68.6)	(27.9)	(50.5)	(25.8)	(87.6)	(100.2)	(126.1)	(104.1)	(81.0)	(90.6)
Gain (loss) on investment in associates	(3.6)	(2.8)	(2.8)	(1.2)	(0.7)	(1.3)	(1.2)	(0.3)	(1.0)	(0.8)	(0.6)
Profit before income taxes	226.9	(249.1)	83.0	(50.6)	68.8	75.8	166.3	275.6	324.0	447.0	544.8
Income tax and social contribution	(53.6)	62.7	3.6	17.1	(26.3)	(20.0)	(58.0)	(71.7)	(87.4)	(125.0)	(109.7)
Net income for the period	173.3	(186.4)	86.7	(33.5)	42.6	55.8	108.3	203.8	236.6	322.0	435.1

Glossary of Terms

•	“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Obligations with banking customers, Accounts payable to clients, Loans and financing, Obligations to FIDC quota holders and Derivative financial instrument.

•	“Banking”: refers to our digital banking solution and includes insurance products.

•	“Financial Services” segment: This segment is comprised of our financial services solutions serving both MSMBs and Key Accounts. Includes mainly our payments solutions, digital banking and credit.

•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. It also includes clients that are onboarded through our integrated partners program, regardless of client size.

•	“Membership fees”: refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone when they join our client base.

•	“MSMBs”: the combination of SMBs (small and medium business) and micro-merchant clients, from our Stone, Pagar.me and Ton products.

•	“MSMB Active Payments Client Base”: refers to SMBs – small and medium business (online and offline) and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“Non-allocated”: Comprises other smaller businesses which are not allocated in our Financial Services or Software segments.

•	“PIX QR Code”: Considers transactions from dynamic POS QR Code and static QR Code from Stone and Ton merchants. Both types of PIX can be monetized.

•	“Revenue”: refers to Total Revenue and Income.

•	“Software” segment: This segment includes: (i) Core, comprised of POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM and (ii) Digital, which includes OMS, e-commerce platform, engagement tool, ads solution and marketplace hub.

•	“Take Rate (MSMB)”: Managerial metric that considers the sum of revenues from financial services solutions offered to MSMBs, excluding Ton’s membership fee and other non-allocated revenues, divided by MSMB TPV.

•	“Take Rate (Key Accounts)”: Managerial metric that considers revenues from financial services solutions offered to Key Account clients, excluding non-allocated revenues, divided by Key Accounts TPV.

•	“Total Active Payment Clients”: refers to MSMBs and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton product active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“TPV”: Total Payment Volume. Up to the fourth quarter of 2020, refers to processed TPV. From the first quarter of 2021 onwards, reported TPV figures consider all volumes settled by StoneCo.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents non-IFRS measures of financial performance, including: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin, EBITDA and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) amortization of intangibles related to acquisitions, (2) one-time impairment charges, (3) unusual income and expenses and (4) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations. In addition, it also adjusts by the balances of Financial Assets from Banking Solutions and Deposits from Banking Customers.